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(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09(2) of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the “Company”) has published the “Announcement on Resolutions passed at the Second Meeting of the Sixth Session of the Board of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China
28 March 2011

As at the date of this announcement, the Directors include Si Xian Min, Li Wen Xin and Wang Quan Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Lam Kwong Yu, Wei Jin Cai and Ning Xiang Dong as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2011-005

ANNOUNCEMENT ON RESOLUTIONS PASSED AT THE SECOND MEETING OF THE SIXTH SESSION OF THE BOARD OF
CHINA SOUTHERN AIRLINES COMPANY LIMITED

All members of the board of the Company jointly and severally warrant the truthfulness, accuracy and completeness of the contents of this announcement, and accept responsibility for any misrepresentations, misleading statements or material omissions contained herein.

On 28 March 2011, China Southern Airlines Company Limited (the "Company") held the second meeting of the sixth session of the Board at the 1st Conference Room, 4/F, Guangzhou Baiyun International Airport Southern Airlines Pearl Hotel. The number of Directors supposed to be present was 11, of which 10 attended in person. Director Zhang Zi Fang, who did not attend the meeting because of business reasons, authorized director Chen Zhen You to attend and vote at the meeting on his behalf. The meeting was held in compliance with the relevant provisions of the Company Law of the People's Republic of China and the Articles of Association of the Company.

The following resolutions were passed at the meeting:

I.
To consider and approve the whole text and summary of the annual report and results announcement for the year 2010 (including financial statements prepared under the PRC accounting standards and the IFRS as well as the Report of the Directors), and to publish the results for 2010 of the Company on the same date.

II.	To consider and pass the profit distribution plan.

As audited by KPMG Huazhen, under the PRC accounting standards, as at 31 December 2010, the accumulated loss of the Company amounted to RMB 877 million. According to the provisions of the Company Law, there is no withdrawal of reserve fund and no payment of dividend by the Company for the year 2010.

III.	To consider and approve the "Special Report relating to the Deposits and Usage of the Funds Raised by China Southern Airlines Company Limited in 2010"

The full text of the "Special Report relating to the Deposits and Usage of the Funds Raised by China Southern Airlines Company Limited in 2010" is published on the website of Shanghai Stock Exchange (www.sse.com.cn).

IV.
To consider and approve reappointment of KPMG as the international auditors and KPMG Huazhen as the domestic auditor of the Company, and propose to the general meeting to authorise the Board to fix their remuneration.

V.
To consider and approve the "2010 Internal Control Appraisal Report of China Southern Airlines Company Limited", the "Self-Appraisal Report of the Board relating to the Internal Control of the Company".

The full text of the "Self-Appraisal Report of the Board relating to the Internal Control of the Company" is published on the website of Shanghai Stock Exchange (www.sse.com.cn).

VI.	To consider and approve the "Corporate Social Responsibility Report for 2010" of the Company.

The full text of the "Corporate Social Responsibility Report for 2010" of the Company is published on the website of Shanghai Stock Exchange (www.sse.com.cn).

VII.	To consider and approve the amended "Administrative Regulations on Hedging Activities of China Southern Airlines Company Limited".

The Board has considered and approved the "Administrative Regulations on Hedging Activities of China Southern Airlines Company Limited" during the eighth meeting of the fifth session of the Board held on14 April 2009. The Company has amended the "Administrative Regulations on Hedging Activities of China Southern Airlines Company Limited" in accordance with the requirements under the relevant rules and regulations. The amended full text of the "Administrative Regulations on Hedging Activities of China Southern Airlines Company Limited" of the Company is published on the website of Shanghai Stock Exchange (www.sse.com.cn).

According to the rules and regulation on the places of listing of the Company and its articles of association, the aforesaid resolutions no. 1, 2 and 4 shall be submitted to the Company's 2010 annual general meeting for review. Further announcements will be made in relation to the specific matters to be discussed at the Company's 2010 annual general meeting.

The Board of
China Southern Airlines Company Limited
28 March 2011